July 20, 2007
VIA U.S. MAIL

Angela Bandi
Allstate Life Insurance Company
3100 Sanders Road
Northbrook, IL 60062

      Re:	Allstate Life of New York Separate Account A
      Allstate Life Insurance Company of New York
      	Initial Registration Statement on Form N-4
      File Nos. 333-143228 and 811-7467

Dear Ms. Bandi:

      The staff has reviewed the above-referenced registration statement, which the Commission received on May 24, 2007. Based on your representation that the filing is substantially similar to Pruco Life Insurance Company of New Jersey File No. 333-131035, the filing received a selective review. Based on this review, we have the following comments on the filing:

1. General

Supplementally disclose the order number permitting recapture of the Purchase Credit.

2. Cover Page

Please disclose on the cover page that the expenses for the contract with the Purchase Credit may be higher than expenses for a contact without the Purchase Credit, and that the amount of the credit may be more than offset by the additional fees and charges associated with it.

3. Glossary of Terms, pages 8-9

Although we note your statement that "[m]any terms used within this Prospectus are described within the text where they appear," please consider adding the terms Protected Income Value, Protected
Withdrawal Value and Insurance Charge to the Glossary.

4. Summary of Contract Fees and Charges, pages 9-14

a. Please use a smaller font for the footnotes here and throughout the prospectus.

b. So as not to obscure the disclosure required by Item 3 of Form N-4 ("Item 3"), please place all footnotes on the bottom of the relevant page or at the end of the Item 3 disclosure. In this regard, please note that Instruction 9 to Item 3 permits a tabular presentation of the CDSC within the larger table. Also, please move or remove most of the text that surrounds the numeric data in the tables. For example, it is not necessary to include the lines of text following the Transfer Fee, nor is it necessary for each column following the heading Total Annual Charges of Sub-accounts to disclose that the charges are "per year of the value of each Sub-account."

c. Please revise the presentation of the current and maximum Transfer Fee to comply with Instruction 5 to Item 3. That instruction states:
"[y]ou may disclose the current charge, in addition to the maximum charge, if the disclosure of the current charge is no more prominent than and does not obscure or impede understanding of, the disclosure of the maximum charge."

5. Your Optional Benefit Fees and Charges, page 12

Please disclose the highest possible charges in the Total Annual
Charge columns.  See Instruction 5 to Item 3.

6. Total Annual Portfolio Operating Expenses, page 13

Please highlight the statement about where a current prospectus and statement of additional information for each portfolio may be obtained. See Item 5(d) of Form N-4.

7. Underlying Portfolio Annual Expenses, pages 13-14

a. Supplementally confirm, if true, that footnote (4) should appear next to the AST Balanced Asset Allocation, AST Capital Growth Asset Allocation and AST Conservative Asset Allocation Portfolios.

b. Supplementally confirm, if true, that footnote (10) should appear next to the AST Money Market Fund.

8. Expense Examples, page 15

a. Please revise the examples to reflect the maximum rather than current charges for the TrueIncome and Highest Anniversary Value
Death Benefits.

b. Please supplementally provide the Staff with the calculations used to compute the amounts in the 1 year columns.

c. Please be advised that for the X Series, the fee figures should not include any incremental increase in the fee attributable to the Purchase Credit. (That is, with respect to a 5% Purchase Credit, the example should reflect the fees applicable to the $1,000, not $1,050).

d. As footnote (1) states that you may not annuitize in the first
Annuity Year only, it is unclear why the 3 Yr column in the second example is N/A. Please advise or revise.

9. Investment Options, pages 17-23

Please disclose the capitalization range of the companies comprising each index mentioned.

10. Other Fixed Rate Interest Options We May Offer From Time to Time, pages 23-24

The disclosure about the Enhanced Fixed Rate Option is confusing. Is the only difference between the Enhanced Fixed Rate Option and the One-Year Fixed Option that the former is available with dollar cost averaging? Why is the Enhanced Fixed Rate Option considered "enhanced?" Why do you mention Sub-accounts if this is a fixed rate option, and which Sub-accounts are "permissible?" Please clarify.

11. May I Return My Annuity If I Change My Mind, page 28

Please revise the section to reflect our comments on File No. 333-
141909.

12. General Information About the Purchase Credit, page 30

Please disclose that you expect to make a profit from the Purchase
Credit.

13. Option 2 - Life Income Annuity Option, pages 35-36

It would seem that this option would be more accurately titled Life Income with 10 Years Guaranteed. Please advise or revise.

14. Living Benefit Programs, pages 36-51

Consider adding a chart comparing the main features of the Guaranteed Minimum Income Benefit (GMIB), TrueIncome and TrueIncome - Spousal living benefits. Also, please disclose why a Contract owner would choose one benefit over another.


15. Stepping-Up the Protected Income Value, page 38

We note your statement that "[i]f you elect to step-up the Protected Income Value under the program, and on the date you elect the step-up, the charges under the GMIB program have changed for new purchasers, your program may be subject to the new charges going forward." Please confirm that the maximum such fees for the GMIB are shown in the fee table.

16. Highest Anniversary Death Benefit, pages 52-53

a. We note your statement that "[t]he amount calculated in Items 1&2
.... may be reduced by any Purchase Credits under certain
circumstances."  Please disclose these circumstances.

b. We note your statement that the HAV Death Benefit "may not be an appropriate feature where the Owner`s age is near the age specified in the Death Benefit Target Date." Please advise why the benefit is available to Owners 79 years old or less when the Death Benefit Target Date is the anniversary date on or after the Owner turns 80.

17. When Do You Process and Value Transactions?, page 57

Please revise the second bullet point to read "an emergency exists as determined by the SEC..."

18. Additional Purchase Payments, page 57

Please disclose that purchase payments received without satisfactory allocation instructions will be returned, or, as stated on page 29, allocated in accordance with previous instructions.

19. Part C - Items 24. Financial Statements and Exhibits - Exhibits 7
and 8

According to the Registration Statement, a Form of Reinsurance Contract and a Form of Participation Agreement will be filed by amendment. Please file copies of the actual contract and agreement(s) as required by Item 24 of Form N-4. Also, please supplementally explain how the Reinsurance Contract will affect Contract Owners.

20. Part C - Item 34. Representation Regarding Contract Expenses

Please delete all but the first sentence of the paragraph.


21. Financial Statements, Exhibits, and Other Information

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

22. Tandy Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
* * * ** * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *
** * * * * * * * * * * * *
      Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.
      Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it.
After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.
      If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

      Sincerely,



      Alison White
      Senior Counsel
      Office of Insurance Products



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